K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006-1600 T 202.778.9000 F 202.778.9100 klgates.com

February 26, 2015
FILED VIA EDGAR
Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re.:      Neuberger Berman Alternative Funds; Post-Effective Amendment No. 43
--  Neuberger Berman Global Allocation Fund
Class A, Class C, Institutional Class and Class R6
-- Neuberger Berman Long Short Fund
Class A, Class C and Institutional Class
--  Neuberger Berman Inflation Navigator Fund
Class R6
File Nos. 333-122847; 811-21715
Dear Ms. Rossotto:
This letter responds to your comments, discussed in our telephone conversation on February 18, 2015, regarding your review of Post-Effective Amendment No. 43 to the registration statement on Form N-1A for Neuberger Berman Alternative Funds (“Registrant”) on behalf of its series listed above (each a “Fund”).   Post-Effective Amendment No. 43 will become effective on February 28, 2015, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”).  We expect to file Post-Effective Amendment No. 44 on February 26, 2015, which will become effective on February 28, 2015 pursuant to Rule 485(b) under the 1933 Act and which will reflect changes made in response to the staff’s comments, as set forth below, and certain other non-material clarifying and conforming changes.
Prospectuses
Comment 1:  For each Fund, please explain why the Institutional Class management fee is different from the Class A and Class C management fee reflected in the fee table.
Response:  While each Fund has a single management agreement under which each Class pays the same fee rate, each Class has a separate administration agreement.  The fee rate that each Fund pays under the administration agreement differs as between the Institutional Class and Class A and Class C.  The management fee contained in each Fund’s fee table reflects the

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
February 26, 2015

fees paid by the Fund under both agreements.  This presentation is permitted by Item 3, Instruction 3(a) to Form N-1A which states that: “‘Management Fees’ include investment advisory fees (including any fees based on the Fund’s performance), any other management fees payable to the investment adviser or its affiliates, and administrative fees payable to the investment adviser or its affiliates that are not included as ‘Other Expenses.’”

Comment 2:  For each Fund, please confirm that the expense example reflects the effect of any expense reimbursement or fee waiver arrangements  for only the term of any such expense reimbursement or fee waiver arrangements.
Response:  The Registrant confirms that the expense example reflects the effect of any expense reimbursement or fee waiver arrangements for only the periods for which such expense reimbursement or fee waiver arrangements are expected to continue in accordance with Instruction 4(a) to Item 3 of Form N-1A.
Neuberger Berman Global Allocation Fund
Comment 3:  Please clarify what is meant by “currencies of issuers in markets throughout the world” in the first paragraph of the “Principal Investment Strategies” section.
Response:  The Registrant has made the following revision to the first sentence of the first paragraph of the “Principal Investment Strategies” section:
To pursue its goal, the fund employs a fundamental and quantitative ~~strategy~~ approach to allocating~~e~~ the Fund’s assets among various investment strategies that primarily invest in U.S. and non-U.S. equity and debt securities, commodities, and currencies. ~~of issuers in markets throughout the world~~.
Comment 4:  Please describe the Fund’s strategy for investing in commodities.
Response:  To gain exposure to commodities, the Fund may invest in other investment companies managed by Neuberger Berman that invest in a wholly owned subsidiary.
Comment 5: Please explain the role of the Underlying Managers identified in the first paragraph of the “Principal Investment Strategies” section and please confirm whether the Underlying Managers should be disclosed as portfolio managers for the Fund.
Response:  The Underlying Managers are a select group of portfolio managers employed by the Manager who are expected to manage a portion of the Fund’s assets.  However, the Underlying Managers will not be primarily responsible for the day-to-day management of the Fund’s portfolio.  The currently disclosed Portfolio Managers will have the responsibility for day-to-day management since they will be responsible for determining whether to allocate any

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
February 26, 2015

assets to the Underlying Managers as well as for managing a portion of the Fund’s assets.  Since Item 5(b) only requires disclosure of the persons “who are primarily responsible for the day-to-day management of the Fund’s portfolio,” the Underlying Managers will not be disclosed as portfolio managers for the Fund.

Comment 6: In the fifth paragraph of the “Principal Investment Strategies” section, please identify the “other collateralized debt securities” in which the Fund may invest.
Response: The Registrant has made the following revision to the fifth paragraph of the “Principal Investment Strategies” section:
The Fund's investments may include: (i) long and short investments in equity securities of companies of any market capitalization throughout the world (including the U.S. and emerging markets), which may include common and preferred stocks, and depositary receipts; (ii) debt, including below investment grade debt securities (commonly known as "junk bonds"), issued by corporate entities throughout the world (including the U.S. and emerging markets), and domestic and foreign governments and their agencies and/or instrumentalities, loans and loan participations, inflation protected securities, convertible bonds, mortgage- and asset-backed securities, and ~~other~~ collateralized debt obligations ~~securities~~; (iii) securities and other instruments that provide exposure to commodities, REITs, MLPs and other similar assets; (iv) foreign currencies; and (v) certain derivative instruments.
Comment 7:  Please confirm whether preferred stocks or depositary receipts will be part of the principal investment strategies for the Fund.  If so, please add disclosure related to the investment types in the “Principal Investment Risks” section.
Response: No change was made in response to this comment. Investments in preferred stocks or depositary receipts are not principal investment strategies for the Fund.
Comment 8:  Please consider whether securities lending will be part of the principal investment strategies for the Fund.  If so, please add disclosure related to the investment types in the “Principal Investment Strategies” section.
Response: The Registrant confirms that securities lending is not part of the principal investment strategies for the Fund.  The Fund currently intends to use securities lending only in connection with short sales.

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
February 26, 2015

Comment 9:  For each index disclosed in the Fund’s performance table, please disclose, as applicable, whether the index performance reflects a deduction for fees, expenses, or taxes.
Response:  The Registrant has made the requested change.
Comment 10:  Please add disclosure indicating that the Portfolio Managers listed in the “Portfolio Managers” section are jointly and primarily responsible for the day-to-day management of the Fund’s portfolio.
Response:  No change was made in response to this comment.  The Registrant considers “co-managed” to be the same as “jointly and primarily” responsible.
Comment 11: If the Fund will invest in all of the swaps identified in the “Descriptions of Certain Practices and Security Types” section as part of its principal investment strategies, please disclose all of these swaps in the “Principal Investment Strategies” section.
Response:  The Registrant has deleted references to the swaps that are not part of its principal investment strategies from the “Descriptions of Certain Practices and Securities Types” section.
Neuberger Berman Inflation Managed Fund
Comment 12: Please disclose in the “Principal Investment Strategies” section whether the Fund intends to focus its investments in small-, mid- or large-capitalization securities or in securities of any market capitalization.
Response:  The eighth paragraph of the “Principal Investment Strategies” section states that the Fund is not limited by an issuer’s market capitalization in making its investments.  Accordingly, no additional disclosure was added in response to this comment.
Comment 13: Since the risks of value stocks and growth stocks are included in the “Principal Investment Risks” section, please disclose that the Fund may invest in growth and value stocks in the “Principal Investment Strategies” section.
Response: No change was made in response to this comment.  The Registrant believes the risks of investing in value stocks and growth stocks are risks generally applicable to the Fund because of its investments in equity securities.  The Fund does not focus on investing in either value stocks or growth stocks as part of its principal investments strategies and respectfully declines to revise the principal investment strategies.
Comment 14:  Please consider whether mortgage-backed securities, asset-backed securities, or loan participations are part of the principal investment strategies for the Fund.  If

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
February 26, 2015

so, please add disclosure related to these investment types in the “Principal Investment Strategies” section.

Response: The Registrant confirms that the listed investments are part of the principal investment strategies for the Fund.  The Registrant has made the requested change.
Statements of Additional Information
Comment 15: Please clarify that each Fund will “look-through” to the holdings of any underlying investment companies when determining the Fund’s compliance with the industry concentration policy described in the “Investment Policies and Limitations” section.
Response: The Registrant respectfully declines to make the requested change.  The Registrant believes that it is appropriate to exclude investment companies from the industry concentration policy since the Registrant does not believe that investment companies represent any particular industry.  In addition, the Registrant is not aware of any requirement to “look-through” to the holdings of underlying investment companies when determining compliance with its own industry concentration policy.
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If you have any further comments or questions regarding this filing, please contact me at (202) 778-9403 or Franklin H. Na at (202) 778-9473.  Thank you for your attention to this matter.
    Sincerely,
    /s/Marguerite Laurent
    Marguerite Laurent